UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 1460
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech’s Taiwan Manufacturing Facility Advances to Commissioning Phase and Assembly Line Setup for NDAA-Compliant Drone Components for US Defense
99.2	ZenaTech Announces the Acquisition of Tucson-based Putt Land Surveying Inc., and Acceleration of Drone as a Service (DaaS) Growth in the Phoenix Area and Across Arizona
99.3	ZenaTech Strengthens Drone as a Service (DaaS) Business for Government and Aviation Markets by Signing an Offer to Acquire a Second Jacksonville, Fla. Land Survey Firm
99.4	ZenaTech's ZenaDrone Subsidiary to Conduct Meetings with Members of Congress Highlighting its Drone Innovation Followed by Showcasing Drone Solutions at the AUVSI Defense Forum
99.5	ZenaTech to Expand Drone as a Service (DaaS) for Public Works and Wildfire Management by Signing Offer to Acquire Southern California-Based Land Survey and Engineering Firm
99.6	ZenaTech’s Zena AI Division for Advanced AI-Driven Drone Solutions for US Defense and Homeland Security to be Based in Baton Rouge, Louisiana
99.7	ZenaTech’s ZenaDrone to Exhibit at Defense & Security 2025 in Bangkok and the Secure Australia Conference 2025 in Brisbane Expanding Asia-Pacific Defense Industry Relationships
99.8	ZenaTech to Highlight Drone as a Service, AI Drone Solutions, and US Defense Initiatives at Three Upcoming Investor Conferences
99.9	ZenaTech’s ZenaDrone adds 15,000 sq. ft. to Dubai-Area Operations Expanding Manufacturing Capacity and Strengthening R&D for Commercial and Defense Drone Products
99.10	ZenaTech Invited to Present at Two Exclusive Investor Events in Palm Beach, Florida including at The Mar-a-Lago Club
99.11	ZenaTech Reports Record 1,225% Year-Over-Year Revenue Growth in Q3, 2025 and 6X Growth for First Nine Months of Year as Drone as a Service Business Expansion Accelerates

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2025

ZENATECH, INC.

By:

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer